ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ARADYME CORPORATION

Pursuant to Utah Code Ann. Section 16-10a-1006, Aradyme Corporation, a Utah corporation, hereinafter referred to as the “Corporation,” hereby adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation.

FIRST:	Article III of the Amended and Restated Articles of Incorporation shall be amended to read as follows:

Article III

Authorized Shares

The Corporation shall have the authority to issue 151,000,000 shares, consisting of 150,000,000 shares of common stock, par value of $0.001, and 1,000,000 shares of preferred stock, par value of $0.001. The common stock, in the absence of a designation of a separate series by the board of directors as hereinafter provided, shall have unlimited voting rights and is entitled to receive the net assets of the Corporation upon dissolution. The board of directors of this Corporation is hereby expressly granted authority, without stockholder action, and within the limits set forth in the Utah Revised Business Corporation Act, to:

(a)         designate, in whole or in part, the preferences, limitations, and relative rights of any class of shares before the issuance of any shares of that class;

(b)         create one or more series within a class of shares, fix the number of shares of each such series, and designate, in whole or part, the preferences, limitations, and relative rights of the series, all before the issuance of any shares of that series;

(c)         alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly-unissued class of shares or any wholly-unissued series of any class of shares; or

(d)         increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series; provided that, the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as a part of the series.

The allocation between the classes, or among the series of each class, of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution shall be as designated by the board of directors. Shares of any class of stock may be issued, without stockholder action, from time to time, in one or more series as may from time to time be determined by the board of directors.

SECOND:

Pursuant to Utah Code Ann. § 16-10a part 10, the individuals named below cause this Articles of Amendment to the Amended and Restated Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and state as follows:

1.	The name of the corporation is Aradyme Corporation.

2.	The amendment was adopted on December 22, 2006.

3.

There are 34,442,046 shares of common stock outstanding and the same number entitled to be cast to by each voting group entitled to vote separately on the amendment. The number of votes cast in support of the amendment was 20,636,153. There were 138,337 votes cast against the amendment and 11,654 abstentions. This was sufficient for the approval by that voting group – Adopted by the stockholders.

The undersigned affirm and acknowledge, under penalties of perjury, that the foregoing Articles of Amendment to the Amended and Restated Articles of Incorporation has been examined by them, to the best of their knowledge and belief, is true, correct, and complete.

DATED this 16th day of January, 2007.

James R. Spencer, President	Merwin D. Rasmussen, Secretary